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Contact Information:


Investor Relations Contact           Public Relations Contact - USA       Public Relations Contact - International
Allan E. Jordan                      Kerry Vance                          Motti Gadish
The Global Consulting Group          GolinHarris, New York                Retalix Ltd.
+1-646-284-9400                      +1-212-373-6000                      +972-9-776-6611
ajordan@hfgcg.com                    kvance@golinharris.com               Motti.Gadish @retalix.com
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    Hy-Vee On Target for Full Deployment of Retalix Point of Sale Application

           Major Midwest food and drug store operator enters Phase II of chain-wide deployment and reports benefits of Retalix store platform

Dallas, TX, April 3, 2006 - Retalix(R) USA, (Nasdaq: RTLX), a provider of enterprise-wide software solutions to retailers and distributors worldwide, today announced that Hy-Vee, Inc., the 15th largest grocery retailer in the U.S. and operator of more than 220 stores throughout the Midwest, is entering Phase II of a planned chain-wide roll-out of the Retalix StoreLine(TM) Point of Sale
(POS) and Fuel applications.

In Phase I of the deployment, over 2,500 POS lanes, representing 120 of Hy-Vee's supermarket and drug stores, and over 60 of the company's convenience/fuel stores have installed the Retalix solution. All of the company's "fuel-only" locations have already installed the system. Hy-Vee plans to complete the Phase II company-wide roll-out of its next generation retail platform within the next 12 months.

"Our relationship with Retalix has been outstanding. We had numerous choices when seeking to update our point-of-sale applications, and from the beginning it was clear that Retalix would provide the best solution," said John Briggs, CFO of Hy-Vee. "The system has provided many advantages, starting with hardware independence. In addition, the touch screens at the POS have greatly reduced cashier training time which also goes right to the bottom line savings. With Retalix we're able to have one system to support in both the store and gasoline businesses."

"In the rapidly changing grocery landscape, Retalix StoreLine's functionality and versatility partnered with the proven reliability of IBM hardware enables Hy-Vee to more effectively and efficiently service their customers," said Barry Shaked, President and CEO of Retalix Ltd. "Hy-Vee is a truly outstanding and innovative retailer and one of the largest grocery chains in North America, and we are honored to be working with them in this critical area of their business."

                                    - more -

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The Retalix StoreLine applications are designed to address grocery industry functionality requirements, including multi-format environments. In addition to POS, Retalix offers world-class fuel center support, foodservice kiosk, customer loyalty and integrated solutions throughout the supply chain, including back office, order optimization, merchandising, ERP and warehouse.

About Hy-Vee
Hy-Vee, Inc. is an employee-owned corporation operating 222 stores in seven Midwestern states. In fiscal year 2005 the company recorded total sales in excess of $4.9 billion, ranking it among the top 15 grocery chains according to "Progressive Grocer" magazine and the top 35 private companies in the United States.

Headquartered in Des Moines, Iowa, Hy-Vee's supermarkets are located throughout Iowa, Illinois, Missouri, Kansas, Nebraska, South Dakota and Minnesota. Hy-Vee also operates Drug Town drug stores in Iowa and Nebraska. Hy-Vee's combination food and drug centers reflect the changing lifestyles of today's consumers, with emphasis on freshness, variety and one-stop shopping convenience.

About Retalix Ltd.
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. Retalix on the Web: www.retalix.com

Retalix and Retalix StoreLine are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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